Exhibit 99.1

Chunghwa Telecom’s Material Information as Reported to Taiwan Stock Exchange Corporation

Subject: To announce the differences between the third quarter of 2018 financial statements under Taiwan-IFRSs and IFRSs

To which item it meets—article 4 paragraph xx:47 (Form 1)

Date of events:2018/11/7

Contents:

1. Date of occurrence of the event:

2018/11/7

2. Of which year/ quarter financial report required to be adjusted:

The third quarter of 2018

3. Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4. Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$8,722,276 thousand and NT$27,783,165 thousand, consolidated net income attributable to stockholders of the parent of NT$8,504,207 thousand and NT$27,093,228 thousand, and basic earnings per share of NT$1.10 and NT$3.49 for the three months and nine months ended September 30, 2018, respectively. The Company also reported total assets of NT$456,461,113 thousand, total liabilities of NT$78,071,732 thousand, and total equity of NT$378,389,381 thousand as of September 30, 2018.

5. Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6. Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,278 million and NT$30,314 million, consolidated net income attributable to stockholders of the parent of NT$8,071 million and NT$29,542 million, and basic earnings per share of NT$1.04 and NT$3.81 for the three months and nine months ended September 30, 2018, respectively. The Company also reported total assets of NT$456,252 million, total liabilities of NT$79,502 million, and total equity of NT$376,750 million as of September 30, 2018.

7. Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8. Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.